Mail Stop 6010

      August 12, 2005

Gregory Witchel
Chief Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

      Re:	DiaSys Corporation
		Amendment to Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004
      Filed June 30, 2005
		Quarterly Report on Form 10-QSB for the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005
 		File No. 1-16285

Dear Mr. Witchel:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Amendment to Form 10-KSB for the fiscal year ended June 30, 2004

Item 1.  Description of Business, page 1
1. Please refer to prior comment 2. Please disclose the basis for your cost claims in the first paragraph. Also, clarify that you do not have independent, objective evidence to supporting the cost claims.
2. Regarding your response to prior comment 3:
* Please file complete agreements, including all attachments. For example, we note the reference to exhibits to exhibit 10.15 that do not appear to be attached. Refer to Staff Legal Bulletin No. 1A (February 28, 1997 with July 11, 2001 addendum) regarding the process for omission of immaterial, confidential information from the publicly filed version of your exhibits. Also apply this comment to all of your filings; for example, we note missing attachments to exhibits in your Form 8-K filed July 28, 2005.
* Please disclose the material terms of your agreements. Material information must be disclosed, even if confidential.
* Please provide us a marked copy of your 10-KSB that identified the exhibit number of each agreement you cite in the text. Where you have deleted disclosure about an agreement since the original filing of your Form 10-KSB, please tell us the reason for the deletion.
3. We note your response to comment 4. However, we also note reports of developments regarding your products, patents and distribution agreements that do not appear to be reflected in your document. Please provide us a table that lists each announcement you made during the period covered by your 10-KSB and identifies (1) where in the 10-KSB you have discussed the development and (2) the exhibit number of each related agreement. To the extent you believe that your announcements of developments during the period do not require disclosure in your Form 10-KSB, please explain to us your conclusions. Also please ensure that you have reviewed all of the other disclosure in the document to ensure that it has been properly updated.

Workstation Systems, page 3
4. Please refer to prior comment 6. Please disclose the dates of the evaluations and publications mentioned in the third paragraph.

Competition, page 7
5. Please expand your disclosure in response to prior comment 7 to clarify whether competitors offer products that overcome the disadvantages of your products. Also ensure that you have described all material disadvantages.

Equity Compensation Plan Information as of June 30, 2004, page 14
6. We reissue prior comment 10 regarding the need to provide the disclosure required by Regulation S-B Item 201(d)(3). From your disclosure, investors should be able to clearly understand the material features of each applicable plan. The disclosure also should be clearly tied to the applicable row of the table.

Issuance of Unregistered Securities, page 14
7. Please refer to prior comment 11. Please provide the disclosure required by Item 701 of Regulation S-B, including all required details in this section.
* Provide more specific disclosure than shares issued to "four persons" or as "compensation for services."
* Explain who the people were and the nature of the services.
* More specifically indicate the date of the issuances.
* Disclose the terms of exercise of the warrants.

Regarding your reference in your response to disclosure in another filing, please refer to General Instruction E of Form 10-KSB regarding the proper scope and manner of incorporation by reference.

Financial Condition, page 15
8. Please refer to prior comment 16. Please provide sufficient disclosure for investors to appreciate your cost of capital and the trends during the period addressed. For example, discuss the terms of the securities issued or issuable, including any discounts to the market price of your securities.
Results of Operations, page 16
9. Please refer to prior comment 17. Please discuss why your largest client reduced orders during the year.

Item 8A.  Controls and Procedures, page 17
10. We note the disclosure that your controls were effective in your
Form 10-KSB filed September 29, 2004. However, you disclose in your amendment to your Form 10-KSB filed June 30, 2005 that the controls were not effective. You should not retroactively change your conclusions concerning effectiveness. You should discuss, if applicable, how you subsequently determined that your internal controls are not effective. Also, apply this comment to your subsequently filed Form 10-QSB.
11. Please refer to prior comment 30. Please describe the "instituted additional controls."

Item 9.  Directors and Executive Officers of the Registrant, page
17
12. Please refer to prior comment 22.  Please provide the
disclosure
required by Item 402 of Regulation S-B, including information for the
fiscal year ended June 30, 2004. Likewise, update the information throughout the disclosure incorporated from your proxy statement so that is current at least as of the date you filed the Form 10-KSB.
13. Please refer to prior comment 23.  Please provide the
disclosure
required by Item 406(a) of Regulation S-B.
Item 12.  Certain Relationships and Related Transactions, page 17
14. Please refer to prior comment 24.  Please disclose any
discounts
to the market price indicated in the issuance or conversion rates of
securities issued to related parties. For example, we note that the
convertible note of $50,000 issued to Mr. Bloom.
15. Please expand the table provided in response to prior comment
25
to address the documents evidencing the transactions described in the disclosure incorporated by reference.

Section 16(a)
16. We note your reference in response 26 to forms correctly reflecting stock ownership; however, if remains unclear whether all transactions have been correctly reported. Therefore, we reissue the comment.
17. Please expand your response to comment 27 to clarify whether you have the right to recover any additional profit.

Item 14.  Principal Accountant Fees and Services, page 19
18. Please provide the disclosure for the fiscal year ended June
30,
2004.

Revenue Recognition, page 32

19. We note the revisions to your footnote in response to prior comments 36 and 37. Please expand to also disclose why it is appropriate to recognize revenue upon shipment. For instance, disclose that there are no build to "spec" sales which require customer acceptance and that all products are shipped F.O.B. Diasys.
20. Additionally, we presume that distributor discounts and incentives are not significant. Otherwise, please expand to describe how you estimate and record distributor discounts and incentives. Refer to EITF 01-9.
21. As a related matter, we see that you recognize sales returns as a reduction of revenue and cost of sales when products are returned. Tell us why you do not estimate and record amounts for returns when products are sold. If returns cannot be estimated, tell us why it is appropriate to recognize revenue upon shipment. That is, tell us why revenue should not be deferred until the period where returns are permitted expires. Refer to paragraph 6 of SFAS 48.




Patent Costs, page 33

22. We note the revisions made in response to prior comment 42. Please expand to disclose the nature of the expenditures capitalized as "patent costs." Please also make specific disclosure about actual useful lives of the patents and expected future amortization. The expanded disclosure should fully conform to the requirements of SFAS
142.

Note 13.  Major Customers, page 39

23. We see the revisions made in response to prior comment 51. To the extent that revenue from external customers attributed to an individual foreign country is material, those revenues should be disclosed separately. Refer to paragraph 38 of SFAS 131.

Note 14.  Common Stock, page 39

24. We note the revisions made in response to prior comment 52.
We
see from the statement of cash flows for fiscal 2004 that you received proceeds from loans from shareholders of $450,000 and that you made payments on loans from shareholders totaling $100,000. Yet, we do not see any discussion of these borrowings in the notes to your financial statements. Please expand the notes to financial statements to describe related party borrowings, repayments and conversions during the year. Your disclosures should also discuss material terms of the debt agreements, including interest provisions, maturity dates, conversion rates, debt issue costs, beneficial conversion features, and warrants issued in connection with the loans. Please also note that SFAS 57 requires detailed disclosures about related party transactions.
25. Refer to prior comments 53 and 54. We see the disclosure about the 600,000 warrants issued with convertible promissory notes. Please disclose how you valued those warrants. Please disclose the model and assumptions applied in estimating the $305,000 assigned fair value. Also, apply this guidance to any similar warrant issues in the future.
26. As a related matter, we see that warrants were issued in conjunction with a sale of common stock in June 2004 and that the fair value of those warrants was expensed as interest. The fair value of warrants issued with common stock is not normally accounted for as interest expense. Please clarify the basis in GAAP for your accounting.





Form 10-QSB for the quarter ended September 30, 2004
27. Please refer to prior comment 57. In future filings, please disclose the effect of abstentions and broker-non-votes in your proxy statement as required by Schedule 14A Item 21.

Form 10-QSB for the quarter ended December 31, 2004
28. Regarding your response to comment 58, please note that Form
8-K
requires disclosure based on the date you enter into the agreement, regardless of the need for subsequent shareholder approval.
29. Please refer to prior comment 59. Please tell us where you filed copies of the agreements discussed in your various press releases concerning agreements with distributors, such as your January 24, 2005 press release and your December 21, 2004 press release.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Note 4.  Common Stock, page 8

30. We see that you issued shares of stock to Mr. Silverman as partial consideration for loans. The footnotes in future filings should describe how you valued and accounted for that stock. Please apply the substance of this guidance to similar transactions where you issue equity instruments as compensation.

Results of Operations, page 9
31. Please refer to prior comment 60.  Please tell us where you discuss the impact related to your December 21, 2004 press release concerning agreements with distributors that you "believe that these
.... favorably impact our revenue next year."

Gross Profit and Gross Profit Margin, page 10

32. In future filings, please provide an explanation for fluctuations in gross profit margin. In general, MD&A should describe reasons for significant changes in gross margin on product sales.

Selling, General & Administrative (SG&A Expense), page 10

33. We note your response to prior comment 68. Please tell us how you are accounting for the re-pricing of employee stock options during fiscal 2005. It appears as though the revised options should be accounted for under variable plan accounting as a result of these
modifications.   Please refer to Questions 10 and 11 of FIN 44.
Those paragraphs address the accounting for acceleration of vesting and reduction of exercise prices for existing employee options.

Controls and Procedures, page 10
34. Please confirm our understanding that your reference to Rule
13a-
14 should be to Rule 13a-15, and correct in future filings.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3617 with any other
questions.

Sincerely,



							Russell Mancuso
							Branch Chief



cc: (via fax): Richard T. Keppelman
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DiaSys Corporation
August 12, 2005
Page 7